

July 22, 2015

<u>Via E-mail</u>
Mr. Michael Kalb
Group Vice President, Chief Financial Officer and Chief Accounting Officer
Taro Pharmaceutical Industries Ltd.
3 Skyline Drive
Hawthorne, NY 10532

      Re: Taro Pharmaceutical Industries Ltd.
               Form 20-F for the Fiscal Year Ended March 31, 2015
               Filed July 1, 2015
               File No. 001-35463

Dear Mr. Kalb:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

<u>Item 5. Operating and Financial Review and Prospects</u>
<u>Critical Accounting Policies</u>
<u>Three-year Summary, page 40</u>

1. Please tell us:
    - Why provisions recorded for current year sales for "chargebacks" and "rebates" increased in 2015 as compared to 2014.
    - Why there are no provisions or reversals of provisions recorded for prior year sales in 2013, 2014 and 2015 for each of the following: "chargebacks," "rebates and other," "returns" and "other," as it seems unusual that there would be no changes in estimates of prior year reserves/liabilities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rolf Sundwall, Staff Accountant, at (202) 551-3105 or me at (202) 551-3679 if you have any questions.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant